SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 12, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
NEWS RELEASE
SIGNATURES

Item	Page

Press Release dated May 8, 2003 Announcing a Second Equity Financing Under the Shelf Registration Statement for Approximately $3.7 Million	3

Press Release dated May 8, 2003 Announcing Final Repayment and Cancellation of Outstanding Convertible Debentures	5

Signature	6

News Release
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES U.S. $3.7 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — May 08, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that it has arranged a second U.S. financing, totaling U.S. $3.7 million, with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. In respect of this financing, Biomira intends to file shortly in Canada a prospectus supplement to its April 30, 2002 Base Shelf Prospectus and in the United States a prospectus supplement to its April 30, 2002 F-10 Registration Statement. The financing is expected to close at the earliest opportunity.

The Company will be offering up to 3,245,615 common shares at an issue price of U.S.$1.14 (which represents a discount of less than four per cent from today’s close of U.S. $1.18) and up to 548,148 warrants at an exercise price of U.S.$1.66 (each purchaser participating in the offering will receive warrants to purchase 0.169 common shares for every one common share purchased in the offering). The warrants will have a two year term from the closing date.

“As previously announced, our financial plan is to secure sufficient capital to take us to the end of 2004,” said Edward Taylor, Vice President Finance and Chief Financial Officer. “With the completion of this additional financing, we feel we have accomplished that goal. This is expected to be the final piece in our strategy to ensure we have sufficient funds available to sustain the Company to the end of 2004, at the current burn rate, and prior to knowing the results of the Theratope® vaccine Phase III trial.”

“We are approaching a defining event for the Company as we near the final analysis of our Phase III clinical trial for Theratope,” said Alex McPherson, MD, PhD, President and CEO. “We are extremely hopeful that the data from this analysis will demonstrate patient benefit and provide the basis for regulatory approval of Theratope. Our strategic plan is in place with that success in mind. However, with a double blind trial there are no advance signals as to efficacy and we must prepare for any eventuality from this trial.”

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-more-

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President Finance and Administration/CFO	Director Investor Relations
780-490-2806	780-490-2812

Bill Wickson
Manager, Public Relations
780-490-2818
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

News Release
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES FINAL REPAYMENT AND CANCELLATION OF CONVERTIBLE DEBENTURES

EDMONTON, ALBERTA, CANADA — May 8, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that it has repaid in full the outstanding principal and interest with respect to its U.S. $15 million private financing of convertible debentures announced on October 1, 2001. The final installment of principal and interest totaling US $882,962, paid in advance of the June 2, 2003 due date, was paid in cash, with no penalty or premium for early repayment. All outstanding convertible debentures have been received by the Company and cancelled. None of the debentures originally issued, nor any portion of them, were ever converted to stock.

“This flexible financing was designed to give the Company the opportunity to access an assured source of financing during a period of significant market uncertainty in late 2001 and 2002. Since the inception of this financing, Biomira has been extremely successful in both reducing our cash burn rate and accessing other financings on more attractive terms, which has in turn enabled the Company to fully repay the debenture in cash while minimizing dilution to existing shareholders,” said Edward Taylor, Vice President Finance and Chief Financial Officer. “We are pleased to be able to pay this back early, as we prepare for the final analysis of Theratope® vaccine in mid-2003.”

Warrants for 750,000 common shares were issued to the convertible debenture holders at the time of the financing at an exercise price of US $6.00. The term of the warrants expires on December 31, 2004.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President, Finance and Administration/CFO	Director, Investor Relations
780-490-2806	780-490-2812

Bill Wickson
Manager, Public Relations
780-490-2818
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: May 12, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance